Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

October 29, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Pioneer Core Trust I
1933 Act Registration Statement on Form N-1A (File No. 333-249670)

Ladies and Gentlemen:

On behalf of our client, Pioneer Core Trust I, a Delaware statutory trust (the “Registrant”), and pursuant to Rule 477 under the Securities Act of 1933, as amended (“Rule 477”), the Registrant hereby requests the withdrawal of the Registrant’s registration statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), File No. 333-249670 (the “1933 Act Registration Statement”). The 1933 Act Registration Statement has not been declared effective and no securities covered by the 1933 Act Registration Statement have been issued or sold.

Interests in the Registrant will be issued solely in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the 1933 Act. Accordingly, the Registrant intended to file its registration statement solely under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “1940 Act Registration Statement”). However, the Registrant inadvertently filed its registration statement via EDGAR under both the 1933 Act and the 1940 Act. The Registrant confirms that it intends to move forward with its 1940 Act Registration Statement, and is not withdrawing the 1940 Act Registration Statement.

Pursuant to paragraph (b) of Rule 477, we understand that this request for withdrawal of the 1933 Act Registration Statement will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of such filing.

If you should require additional information, or have any questions, please call the undersigned at 617-951-8458.

Sincerely,

/s/Jeremy Kantrowitz

Jeremy Kantrowitz